

Mail Stop 3030

May 20, 2016

<u>Via E-mail</u>
Susan K. Carter
Senior Vice President
 and Chief Financial Officer
Ingersoll-Rand Public Limited Company
170/175 Lakeview Drive
Airside Business Park
Swords, Co. Dublin
Ireland

> **Re:** **Ingersoll-Rand Public Limited Company**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 12, 2016**
> **File No. 001-34400**

Dear Ms. Carter:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2015</u>

<u>General</u>

1. You stated in your letter to us dated December 23, 2013 that your non-U.S. subsidiaries sold products and services to Syria and Sudan, countries which are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about contacts with those countries. Please provide us with information regarding your contacts with Syria and Sudan since the referenced letter. You should describe any products, technology or services you have provided into Syria and Sudan, directly or

indirectly, and any agreements, arrangements or other contacts you have had with the governments of Syria and Sudan or entities they control.

2.   Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Syria and Sudan for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 32

3.   We note from page F-34 that at December 31, 2015 you held approximately $10.6 billion of undistributed earnings of your subsidiaries that you considered permanently reinvested. Please address the following:

- Clarify for us whether the amount represents undistributed earnings of non-U.S. subsidiaries considered to be permanently reinvested outside the United States.
- Provide a reconciliation of the $10.6 billion amount to your consolidated retained earnings of $6.5 billion at December 31, 2015 that also shows the undistributed earnings of non-U.S. subsidiaries not considered permanently reinvested, accumulated losses of non-U.S. subsidiaries, retained earnings of U.S. subsidiaries, and that clearly identifies and describes the adjustments recorded in consolidation.
- Describe to us the circumstances under which your non-U.S. subsidiaries would hold accumulated losses (i.e., negative retained earnings) on an unconsolidated basis.
- Tell us how you considered the need to discuss in Management's Discussion and Analysis the impact of these large accumulated losses at non-U.S. subsidiaries on your capitalization and liquidity position including, as applicable, the ability of any these subsidiaries to effectively fulfill their guarantor obligations on your debt and those of your other subsidiaries.

4.   In future filings, to assist investors to better understand your liquidity position, please revise this section to disclose total cash and cash equivalents held at non-U.S. subsidiaries at each reported period. Clarify whether these funds are available for use in

your operations in the United States without repatriation, and if so, discuss the strategies
through which this is accomplished.

Item 8. Consolidated Financial Statements

Note 15. Income Taxes, page F-34

5.   We note the two reductions to your unrecognized tax benefits labeled "reductions based
        on tax positions related to prior years" and "reductions related to settlements with tax
        authorities." Please tell us what each of the amounts represent and discuss your
        conclusions that the liability should be reduced.

Note 20. Guarantor Financial Information, page F-46

6.   Please describe to us the nature of the errors in the presentation of intercompany activity
        leading to the restatement of the guarantor consolidating financial statements. Please also
        describe to us how the intercompany activity was previously presented and the
        underlying basis in GAAP for the revised presentation.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

    •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

You may contact Andri Carpenter at (202) 551-3645 or Gary Todd, Senior Accountant, at (202) 551-3605 with any questions. You may also contact me at (202) 551-3676.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery